SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of March, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

This notice is not an offer for sale of the securities in the United States. Any security referred to in this notice may not be sold in the United States absent registration or an exemption from registration. Any public offering of the securities mentioned in this notice will be made by means of a prospectus containing detailed information regarding the companies involved and their management, as well as their respective financial statements.

Free translation

VOTORANTIM CELULOSE E PAPEL S.A
Publicly-traded company
CNPJ/MF n. 60.643.228/0001-21
NIRE: 35.300.022.807

NOTICE TO SHAREHOLDERS

As notified by the Votorantim Celulose e Papel S.A.'s ("Company") Material Fact dated February 6th, 2009, the Shareholders' Extraordinary Meeting ("SEM") held on that same date approved an increase of the Company's capital stock, through a private stock subscription, under the terms and conditions set forth below:

1.           Capital Stock Increase

1.1         The capital stock will increase in an amount of up to R$4,254,000,003.00 (four billion, two hundred fifty four million and three reais).

2.           Quantity, Class of Shares, Price of Issuance, Shares' Rights

2.1         223,894,737 (two hundred and twenty three million, eight hundred and ninety four thousand, seven hundred and thirty seven) new shares will be issued, 62,105,263 (sixty two million, one hundred and five thousand, two hundred and sixty three) of which will be common shares, and up to 161,789,474 (one hundred and sixty one million, seven hundred and eighty nine thousand, four hundred and seventy four) of which will be preferred shares.

2.2         The price of issuance of each share, regardless of its class, is R$19,00 (nineteen reais).

2.3         The new shares will have the same rights as the existing shares of same class and will enjoy the same conditions and benefits (including dividends and any interest on shareholders' equity) which are declared by the Company based on its 2009 fiscal year.

3.           Preemptive Rights

3.1         In accordance with Article 171 of Law 6404, as amended, ("Brazilian Corporate Law"), since the capital increase will be done through a private stock subscription, holders of common and preferred shares have a preemptive right over the new shares, in the same proportion of the amount of shares they hold on March 6th, 2009 ("Reference Date").

3.2         Company's shareholders on record on the Reference Date may exercise their preemptive rights during a 30 day period, beginning March 9th, 2009 and ending April 7th, 2009.

3.3         Holders of Company's common shares may subscribe 58.7547988% in common shares and 52.7547988% in preferred shares. Holders of Company's preferred shares may subscribe 111.190486% in preferred shares.

3.4         The preemptive rights mentioned in this Notice to Shareholders, and the shares subscribed in connection with such rights, have not been, and will not be, registered under the U.S. Securities Act of 1933 (as amended). The preemptive rights mentioned herein and the shares subscribed in connection with such rights shall not be offered in the United States of America or to a U.S. resident unless an exemption to registration applies, and shall not be offered to holders of the Company's ADRs.

3.4.1.     The preemptive rights mentioned in this Notice to Shareholders, and the shares subscribed in connection with such rights, shall not be deemed to be offered in the European Economic Area ("EEA") as defined in article 2(1)(d) of the Directive 2003/71/EC of the European Parliament and of the Council ("Prospectus Directive"). To exercise the preemptive rights mentioned herein the shareholder domiciled in the EEA must be a Qualified Investor. A Qualified Investor is deemed to be (i) any person described in the Qualified Investor definition of article 2(1)(e) of the Prospectus Directive; or (ii) any person who is able to exercise such subscription rights without the need of the company to create a prospectus. To EEA purposes, this Notice to Shareholders is not directed to anyone who is not a Company's shareholder.

4.           Negotiation Ex-Preemptive Rights

4.1         Beginning March 9th, 2009 the Company's shares will be negotiated ex-subscription rights.

5.           Execution and Assignment of Preemptive Rights

5.1         Any shareholder who has shares on the Company's record books, maintained at Banco Itaú S.A., will receive the subscription bulletin in his address of record. The shareholder may subscribe and pay in his shares at any Banco Itaú branch, from Monday to Friday during banking hours, by presenting the subscription bulletin duly filled.

5.2         A shareholder who does not receive the subscription bulletin and wishes to exercise his preemptive rights should, during the period set on item 3.2, appear at any Banco Itaú S.A. branch to request such list.

5.3         A shareholder who has shares under the custody of Central Depositária de Ativos of BM&FBovespa ("BM&FBovespa") should exercise his preemptive rights through his agent of custody.

5.4         The preemptive rights may be ceded at the following Banco Itaú branches:

BRASÍLIA
SCS Quadra 3 – Edif. D’Angela, 30 – Bloco A, Sobreloja
Centro – Brasília/DF
CEP: 70300-500

BELO HORIZONTE
Av. João Pinheiro, 195 – Subsolo
Centro – Belo Horizonte/MG
CEP: 30130-180

CURITIBA
R. João Negrão, 65 – Sobreloja
Centro – Curitiba/PR
CEP: 80010-200

PORTO ALEGRE
R. Sete de Setembro, 746 – Térreo
Centro – Porto Alegre/RS
CEP: 90010-190

RIO DE JANEIRO
R. Sete de Setembro, 99 – Subsolo
Centro – Rio de Janeiro/RJ
CEP: 20050-005

SÃO PAULO
R. Boa Vista, 176 – 1 Subsolo
Centro - São Paulo/SP
CEP: 01092-900

SALVADOR
Av. Estados Unidos, 50 - 2º AND - (Ed Sesquicentenário)
Comércio - Salvador/BA
CEP: 40020-010

5.4.1      Preemptive rights in connection with shares under the custody of BM&FBovespa should be transferred through the transferor's agent of custody.

5.5         To subscribe for shares or to cede the preemptive rights, shareholders who do not have shares under the custody of BM&FBovespa shall identify themselves and present the following documentation: (i) in case of natural persons, copy of identification card, CPF and proof of address; or (ii) in case of legal entities, notarized copies of the last consolidated bylaws, CNPJ card, corporate documents granting power of representation, as well as identification card, CPF and proof of address of its representative. Investors resident abroad may be required to present additional documents of representation.

6.           Proceedings for Subscription of Unsubscribed Shares

6.1         Upon the expiration of the term for the exercise of the preemptive rights, the subscribers that, on the corresponding subscription bulletin, have manifested their intent to subscribe the unsubscribed shares will have from April 13, 2009, until April 17, 2009 to subscribe for those shares. The unsubscribed shares will be allotted among those subscribers proportionately to their number of subscribed shares, observing the reserve limit stated on the subscription lists. The allotment will be published through a notice to shareholders, to be published on April 13, 2009.

6.2         To subscribe for the unsubscribed shares, the subscribers mentioned on item 6.1 should appear at any branch of Banco Itaú listed on item 5.4, or, as the case may be, contact their agent of custody.

7.           Proceedings for Subscription of Remaining Unsubscribed Shares

7.1         If, after the subscription of the unsubscribed shares, pursuant to item 6.1 above, some preferred shares remain unsubscribed ("Remaining Unsubscribed Shares"), they will be directed exclusively to (i) the Aracruz Celulose S.A. shareholders who are owners of common shares issued by that company and (ii) the persons who hold credits against the Company due to the acquisition, by the Company, of common shares issued by Aracruz. The amount of Remaining Unsubscribed Shares will be announced by publication on April 22, 2009, and the persons entitled to the Remaining Unsubscribed Shares shall have an option to, during the period from April 22, 2009 to April 30, 2009, subscribe for the Remaining Unsubscribed Shares, with payment permitted in the form of common shares issued by Aracruz owned by them, of the above-mentioned credits, or in cash, as the case may be.  The common shares used to subscribe for the Remaining Unsubscribed Shares will remain unavailable until the expiration of the term for the subscription of the Remaining Unsubscribed Shares.

7.2         For the payment of the Remaining Unsubscribed Shares, the value of R$ 14.56 (fourteen reais and fifty six cents) is given to each common share issued by Aracruz Celulose, based on the valuation report by Apsis Consultoria Empresarial Ltda., duly approved by the Company's SEM.

7.3         If an owner of common shares issued by Aracruz Celulose who subscribed Remaining Unsubscribed Shares does not have enough of those shares to pay for the Remaining Unsubscribed Shares (according to the per share value mentioned in item 7.2 above), the remaining value shall be completed in the national currency, in order to reach the issuing price of the Remaining Unsubscribed Shares then subscribed.

7.4         If necessary, an apportionment criteria will be adopted, proportionally, to the subscription of the Remaining Unsubscribed Shares.

8.           Payment Method

8.1         The following methods will be accepted for the payment of the subscribed shares:

(a)          through capitalization of an Advance for Future Capital Increase in the Capital Stock, in the amount of R$600,000,000.00 (six hundred million reais), with the issuance of 31,578,947 (thirty one million, five hundred seventy eight thousand, nine hundred and forty seven) common shares;

(b)          in national currency, in the amount of R$580,000,004.00 (five hundred eighty million and four reais), with the issuance of up to 30,526,316 (thirty million, five hundred and twenty six thousand, three hundred and sixteen) common shares, and R$ 1,820,000,006.00 (one billion, eight hundred twenty million and six reais), with the issuance of 95,789,474 (ninety five million seven hundred eighty nine thousand four hundred and seventy four) preferred shares;

(c)          through credits against the Company resulting from the acquisition, by the Company, of common shares issued by Aracruz, in an amount up to R$200,000,000.00 (two hundred million reais), with the issuance of up to 10,526,316 (ten million, five hundred and twenty six thousand, three hundred and sixteen) preferred shares;

(d)          transfer to the Company of up to 72,388,214 (seventy two million, three hundred and eighty eight thousand, two hundred and fourteen) common shares issued by Aracruz Celulose S.A., in an amount up to R$ 1,053,972,395.84 (one billion, fifty three million, nine hundred and seventy two thousand, three hundred and ninety five reais and eighty four cents), with the issuance of up to 55,472,232 (fifty five million four hundred and seventy two thousand two hundred and thirty two) preferred shares.

9.           Credit of the Shares in Custody Position

9.1         The credit of the shares subscribed to their corresponding custody positions will occur 1 (one) business day after the date of the homologation of the increase in the capital stock, estimated to occur by the end of the first half of May of the current fiscal year.

More information can be obtained on the Company's Department of Investor Relations, at Alameda Santos, 1.357/9th floor, city of São Paulo, São Paulo, or call to (+55 11) 2138-4287, fax (+55 11) 2138-4066, or on the website www.vcp.com.br.

São Paulo, March 6th, 2009

Paulo Prignolato
Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: March 6, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer